
GRASIM
ADITYA BIRLA GROUP

82-3322


05005045

December 11, 2004

AIR MAIL

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street,
Washington DC 20459, USA

Dear Sir,

This is to inform you that the Company and other investors of Idea Cellular Ltd. (Idea) have signed an agreement with the Consortium of Singapore Technologies, Telemedia and TM International agreeing with the Consortium to acquire the 47.7% stake in Idea.

Under the terms of the agreement the Consortium will acquire the entire stake from Cingular Wireless and simultaneously put additional capital into Idea. Upon the completion of the transaction, the Consortium will become the single largest shareholder of Idea with a 47.7 per cent stake. The Indian shareholders will continue to collectively own a majority 51 per cent stake (the Aditya Birla Group with 26.3 per cent, and the Tata Industries with 24.7 per cent.) As a result, Grasim's shareholding will dilute from 7.6% to 5.9%. The transaction is subject to usual closing conditions and Government approvals. The transaction of the Consortium acquiring 47.7% stake in Idea is anticipated to be completed in the first quarter of 2005.

On Completion of the transaction, the Consortium and the Indian shareholders will have an option arrangement that enables the Tata Industries and the Aditya Birla Group to sell, and the Consortium to purchase their shares in Idea, subject to certain conditions being met, the exact details of which option will be provided upon Completion.

The press release issued by the parties in this regard is enclosed.

Thanking you,

Yours faithfully,

Ashok Malu
Company Secretary

encl: as above

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K. Ahire Marg, Worli, Mumbai 400 025.